Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

The following is the transcript of a May 15, 2012 webcast at the Deutsche Bank Securities 2012 Clean Tech, Utilities & Power Conference:

Jonathan Arnold—Deutsche Bank—Analyst

Okay, welcome back everyone. We now have our next utility presentation, we have Entergy represented by Leo Denault who is CFO, and I’m not going to take any of his time. So straight over to Leo. Thank you for being here and we look forward to your comments.

Leo Denault—Entergy Corporation—EVP and CFO

Thank you, Jonathan and thank all of you for coming out today to listen to us. A word about this page. I can remember when we didn’t even have this page in a presentation. And I can remember when it was a footnote kind of at the back of a presentation and then it became something at the beginning of the presentation that we didn’t really talk about, and now I’ve been told that I have to tell you that the presentation contains forward-looking statements and you should check our website and SEC disclosures for further information. I think what that means is that you’re supposed to read this page. Now, it’s two pages long and if I have the pleasure to be able to speak with you for more years in my career I imagine I’ll have to start reading it to you, it will be five pages long, and then we’ll probably have a big voiceover disclaimer at the end for all the side effects associated with listening to the presentation, just like you do in pharmaceutical commercials. And if those side effects are anything like the side effects my children have when I speak to them, or my staff has when I speak to them, the side effects are sleepiness and a tendency to have something better to do. But hopefully with all that, you’ll take it seriously because now I guess we’ve got to make sure that you do pay attention to the forward looking nature of things.

To start out about where Entergy is headed, a good place to start is where we’ve been and how we think. As you know, we always talk about being a point of view based company. That hasn’t changed. The world around us has changed significantly over the last 12 to 13, 14 years, but our point of view based model of analytically evaluating the environment, analytically evaluating the business, and adapting to how the world changes around us within that, hasn’t changed. We’ve focused on just a couple of key businesses and within those two businesses that we operate today, the utility and the merchant power business, we focus on portfolio management and operational excellence. What we mean by those — operational excellence is merely doing everything we can the best we can, providing safe, secure, affordable service to our customers while we provide value to our customers and other stakeholders.

On the portfolio management side, we’re talking about how do we structure, how do we own, what businesses are we in, and how do we operate those to get the most out of those for our customers and other stakeholders. So if you think about it, in its simplest sense operational excellence would involve the operation of a nuclear plant at a high capacity factor at a low cost, in a safe, secure manner. Portfolio management would be how do we own that or are we in that business to begin with. That’s really the only difference between those aspects of the model.

It’s the same model we’ve used over the last 15 years. As you go back, the kinds of things that we’ve done, the businesses we’ve been in, the assets that we’ve acquired, the assets we’ve divested of, the way we structure our ownership, it’s all based on our point of view and how our point of view structures our thinking around the things we think we have some core competencies in. So that portfolio management is the deployment of those core competencies, our skill sets, our asset base, our financial flexibility toward the end of creating value for our customers and value for our shareholders.

It involves risk management to a high degree. You hear Wayne talk quite often about the fact that companies are rarely capital constrained. They’re usually risk constrained and by that we’re trying to manage the risks and when we think of it, we think about mitigation, insulation, isolation, or separation of those risks from one another so that we can grow the business in an optimal way. So what we’re trying to do is manage all of those risks to the best of our ability such that we can contain them, we can mitigate them, we can manage them and take advantage of them, that they don’t spread their way into the rest of the business so that we’re able to actually grow each of the businesses we have to the most extent possible.

When we say grow, it doesn’t necessarily mean grow Entergy. It means grow that business, grow the value of that business. Sometimes when we talk about some of the things that I will talk about in the presentation, what happens is people will say, well, when you talk about growth you’re actually shrinking the Company. We’re shrinking the Company. We’re growing the business and we’re growing the business as it relates to the business our employees have, the business our customer has access to, and the value that all of you get access to as we go forward.

So today, we’re actually in those two businesses in one company. If you look at where we are today with the utility business, the utility business has within it what we hope to be two businesses in the not too distant future, and that’s the utility that houses the distribution and the generation footprint of our southern regulated operations, and the transmission business, which we ultimately hope to spin and merge with ITC. In both of those instances, we’re taking risks and we’re isolating them. But in the case of the transmission business, we’re separating the risks associated with the operations of the transmission business and we’re separating it in such a way that it actually will grow more quickly going forward in a better structure with an all transmission, all the time kind of model.

Same thing that we’ve done over the years, but the idea is to take that utility business, split it up, take the risks, and put them in their own buckets, and then grow both of those businesses separately more so than they probably would have been able to grow on their own.

So let’s talk about the utility. From an operational excellence standpoint, it begins with safe, secure, reliable, and affordable customer service. That’s what it’s all about as it relates to what we’re trying to do with the utility and our investment profile, our regulatory constructs, and then our strategies are all built around that. When we talk about portfolio management in the utility, we’re talking about the way we hold the different pieces. Again, that would be the transmission business versus the rest of the Company, as well as the way we structure and the way we acquire, and the way we grow the business. And where you see that manifest itself for the most part with us is in the generation footprint within the utility — the acquisition of the portfolio of assets that we require to meet the needs of the customers on a functional basis.

To do that we’ve got to balance three things. We’ve got to balance those functional needs of the system. We have an obligation to serve through our franchise rights and indeterminate permits to serve the different franchises that we have. We have functional needs of those systems that we’re required to meet. At the same point in time, we have to make our — those investments affordable for our customers, and if you look since 2008 we’ve had some of the biggest drops in pricing to our customers of any utility in the country. And at the same point in time, what we have to manage is the return, and the growth, and the earnings that we have off that business. We’ve got to balance all three, those growth aspirations against the functional needs and affordability. If you can’t manage all three of those in a way that makes sense for all of those stakeholders, you’re not going to succeed in either providing the service or creating value for all of you that you’re looking forward to.

As it relates to operational excellence, since 1998 we’ve made drastic improvements and haven’t looked back. Whether it’s safety or reliability of the system, all of those improvements that we’ve made since 1998 have stuck. We’ve continued to be able hold true with those. The regulatory constructs are a very important part of what we do. We have a unique system with unique opportunities and we have a significant capital plan going forward. What we attempt to do is get our regulatory constructs to be structured in such a way that they actually meet the needs of the investments that we have to make. We like FRPs for routine types of O&M, maintenance CapEx.

We also like specific recovery mechanisms when we have items like the generation plants, or environmental programs where we can get specific recovery of certain types of assets without a full blown rate case. Take, for example, our supply plan. When we acquire a generating plant that was — used to be an IPP within our footprint, that acquisition, the way the regulatory process works is, as a condition precedent to close the transaction, is that we actually get regulatory approval. So there is no regulatory lag associated with the acquisition of that plant. We buy the plant, we close that day, the next day it’s actually in rates. So that is actually efficient for us. It’s efficient for the customer. It’s low cost to both us and the regulator as it relates to that specific issue going forward.

In a couple of jurisdictions, we still have general rate cases. We have the full blown rate case. Obviously that takes more time, and costs more money. It’s a burden not only on us but on the jurisdictions where we have to go through it, so whether it’s Texas or Arkansas where we’re still predominantly in the large, big rate case filers, that’s somewhat of a lengthy process and it takes quite a while to get through.

The reason that’s important is certainly as it relates to the risks embedded within the capital plan that we’ve got going forward. If you look at the utility, $6 billion over the next three years. A large chunk of that, particularly as it relates to the strategic capital, which is about 50% of that, is in that generation footprint. The generation footprint that comes from being short today and simply the fact that over time we’re going to see retirements of some of the units on our system. So the continuing need for investment within that generation footprint going forward. What we try to do is get those regulatory constructs to match up with what this capital program looks like in a way to eliminate risks that a lot of times you aren’t compensated for through the normal regulatory process. Significant regulatory lag, for example. Or some of the risks associated with the type of capital that we have to spend on storms. What we’ve tried to do is take what once was an uncompensated risk and take that risk out of the picture so that the ROEs that we get actually are justified based on the business model that we have.

We’ve been making a lot of progress on the traditional regulatory things that we’ve got going on. We’ve got a rate case filed in Texas, $105 million rate case that’s ongoing as we speak in Texas. We’ll be filing by January a rate case in Louisiana that’s associated with the extension of the FRPs — every now and then coming out of the FRP, we do have to have a full blown rate case — so we’ll do that in Louisiana. That filing will occur by January, end of this year, beginning of next year. And as it relates to Ninemile, we’ve got full notice to proceed and we’ve got approval in New Orleans and Louisiana to go ahead and construct the Ninemile plant. So that’s ongoing. We’ve started construction of the Ninemile plant. While we like to acquire plants in the system when we can or to use PPAs, there’s some areas of the system where the functional need of the system requires that we actually construct a plant. Ninemile is such a situation. There’s not any generation down there that can really support the system in the way the functional needs are different. So the Ninemile plant is a part of that.

The capital needs on the horizon, we’ve been talking about this quite a bit. We’ve got a significant capital plan, about $2 billion a year if you look at it on average over the next three years, but it doesn’t stop there. As I’ve said, the generation footprint that we have, the reliability need, the growth needs, and the needs because of the deactivations, we’re going to continue to have a generation footprint going forward that requires significant capital.

When we talked about the desire to spin and merge our transmission business with ITC, there’s a couple of benefits that we talk about. One of those has to do with the fact that it improves credit metrics. We talk about transmission as a big negative free cash flow business. It is on a relative basis, it’s actually the smallest wedge of the capital expenditures. If you look at our 10-K over the next three years, the largest is by far and away generation, then distribution, then transmission. So by giving up the opportunity to construct the new transmission that we’ll need for reliability purposes, for changing NERC requirements, and for hooking up new generation, some of which we need in the regulated footprint, we aren’t really giving up a lot of capital expenditures.

If you look out not only in the next three years, but beyond that, we’ll continue to have significant generation footprint that we need to build out. Exactly how big that will be based on new needs, based on growth that we’ve seen in the business, based on those deactivations, is a little bit up in the air particularly as we transition into MISO, because when we transition into MISO there will be a little bit of a difference in the operation of the system. That will change some of these things going forward, but it should not, in the near term in particular, make a big difference in the generation footprint that we need to invest in.

I mention this transmission endeavors. We continue to push forward on the transition into MISO and the regulatory process associated with that, as well as the spin-merge of the transmission business with ITC. They continue to move on within their regulatory processes as well in those portfolio management ideas.

We’re making a big change to the system with the transition into MISO, where we provide our customers with significant benefits, and we’ve reduced the risk of the system by no longer being in control, necessarily, of the transmission business going forward. Once we transition that to MISO, we take a next step in that, with the independence that comes with the spin-merge of the business to ITC.

With MISO, we are making good progress in the regulatory environment. We should see a decision in May out of the LPSC around the transition to MISO. By the end of this summer, we should see in Mississippi and Arkansas as well, with New Orleans and Texas then coming later towards the end of the year. With Texas, we have a 180 day filing requirement to get an order once we file, so we somewhat delayed that filing to get them to position where they wanted to be. We should start to see a lot of action as we move through the summer and into the latter part of the year.

As it relates to ITC, we should be making our filings when we get into the middle of the summer, middle of the year timeframe. Again, we believe that the next step beyond the transition into the RTO is the transition into full independence. If you think about the way we operate the transmission system today, there’s a lot of infrastructure in place that forces us to make that business independent. That independence would seem to be a lot easier to be had if it was actually independent. We believe there’s value to our customers from independence. We believe that there’s value to our employees through independence and also to our employees to be in the business that is just a transmission business and we certainly believe that there’s value in it for our investors as well, as we see credit metric improvement, as I mentioned earlier because of the transition over to ITC plus a difference in credit rating between us and ITC, plus all the benefits that independence brings.

When we make those filings, we’ll make that case to our regulators as it relates to the values that they see for the cost that they’re going to incur. That process, as I said, should start in the middle of this year and we would anticipate that sometime in 2013 that we would be able to get this transaction closed.

Change gears and talk a little bit about EWC and the merchant business. Again, same concept. What we’re talking about in EWC, operational excellence, portfolio management. The operational excellence piece of that is safe, secure, reliable, low cost service to our customers. Operational excellence, how do we structure that business going forward. As it relates to operational excellence, certainly we’ve done a very good job in turning those plants into high performers and that also has continued. Since the day we acquired these plants, we’ve been able to improve their capacity factors, we’ve performed uprates. We’ve made them more safe, more secure, more reliable than they ever were before.

If you look at that improvement in operations through increased capacity factor as well as uprates that we performed on the units that we’ve acquired, that turns into about a 2,000-megawatt CCGT in the regions where we serve these plants. So about 2,000 megawatts of new capacity effectively as it relates to the amount of energy that comes out of those has shown up in those regions because of our ownership of those plants.

That means a lot to you because that’s revenue. It means a lot to the region because it’s clean, low cost, reliable power that has supplanted about 3.6 million tons a year of CO2, about 9,000 tons a year of SO2, about 4,000 tons a year of NOX that don’t end up in the system if you of course take an equivalent amount of generation in the region and ramp that up to supplant what we’ve done in just improvements within those regions.

Certainly, operating them better has been important to all of us and our customers. Operating them longer, we view, will be better for all of us including our customers. So the process continues. At Pilgrim, you could see a license any day now. We had the staff petition the NRC to go ahead and allow them to issue the license. There are issues, in fact, issues continue to be raised in the process at the NRC, but the staff did point out that the NRC could issue the license while those issues are still ongoing, before they’re all resolved. Or the NRC may wait to resolve all the issues, but for the most part we’re pretty much done with the process and we just wait and see. The license expires in June. If the NRC has not acted by then under the timely renewal doctrine, we’ll continue to operate the plant. But we see no reason why the NRC would not grant that license.

As it relates to Indian Point, we’ve begun the process a while back with the NRC and that process is going to continue for quite some time as we go through all the various hearings and contentions at the NRC. We would envision that this process is going to go on for a number of years as it relates to the NRC and we might get into that timely renewal doctrine issue again. But again, we’ve done everything we need. The process continues. The same process you’ve seen in every other license renewal. It’s just bigger and it’s got a lot more focus on it as all of you know, right now.

The state proceedings also continue. At Vermont, we’ve got two things going on right now. We’ve got the CPG process that we are going to get ourselves through. The schedule for that just came out last week and that schedule would result in a resolution of the CPG process at the state level toward the end of 2013. It just so happens to coincide not too far different with the litigation process as it relates to the appeal of Judge Murtha’s decision in our favor around the federal preemption of all the laws within Vermont that were passed to try and close down the plant. We should see toward the end of 2013 some movement potentially on that appeal, as well. What that means is when you get to the end of that process, if those appeals were to continue, depending probably regardless of who prevails in those venues, and you were to assume that this got up into potentially the US Supreme Court, probably not going to get on the U.S. Supreme Court docket until the 2014 session, which could actually take you even further in 2014.

So unfortunately, the processes will be around for a while as it relates to Vermont Yankee. When you look at the state process around water quality and CZM as it relates to Indian Point, again those processes are going to be around quite a while as well with some of those proceedings taking into the end of 2013 and then obviously as we go through the process. If you think about what’s happened with Pilgrim, the number of years we’ve been in the contentions, and appeals, and remands from the NRC back to the ASLB and the like, you could expect that the renewal process is going to go on for a while as well and then we’ll be heading to the timely renewal doctrine as it relates to those units.

We have had a significant educational campaign around Indian Point and polling numbers would show that the facts, education, and the things that we’ve tried to get out in the public are actually having some beneficial outcome. The people are getting the facts and their opinions about Indian Point, particularly the post Fukushima opinions are changing back to something that has more to do with the reality of the situation, the facts and circumstances as they exist.

Probably while it’s not as noisy, but the biggest issue facing the industry and the biggest issue facing Indian Point at the moment has to do with what’s happened to the price of power. And certainly, natural gas being the marginal fuel in these regions for most hours has driven the price of power in these regions for the most part. We’ve seen a lot of uncertainty, a lot of volatility as it relates to the price of natural gas and how that has impacted the price of power going forward.

Our objective is to try to manage around that as much as we can based on our point of view and the tools that we have at our disposal. We are somewhat bullish as it relates to some of the years, a couple years out, as we start to see retirements of generation based on price, which is purely economic driven, and we’ve seen some of that. We’ve seen moth-balling and we’ve seen retirements similar to what you’re seeing in the gas market when prices get too low and they’re shutting wells, or stop drilling, or trying to stay away from dry gas, what we’ve seen in the power markets as people start to move away from coal and other fuels, and marginal units as they become uneconomic with this drop in natural gas prices.

As we start to see economic activity, as we start to see retirements, as we start to see some environmental regulations kick in, you’ll start to see tighter reserve margins, higher capacity prices. That’s where the curve will move first. We also believe that we’ll see some upward movement in gas prices once we get through some of the more temporal reasons why gas prices are as low as they are today.

Our hedging strategy is a critical part about how we view not only our point of view, but how we manage risk around those units, particularly as we look at the front-end years. We’re pretty well hedged in 2012 and 2013. A lot of that has to do with what’s based on our point of view. Less hedged certainly out into those years where we’re a little bit more optimistic about the price of power. If you look at where our hedges are and the hedges we’ve laid in over the course of the last couple of years based on our point of view, at the end of the first quarter we were roughly $2 billion in the money on the portfolio as it relates to the hedges that we’ve got going forward. That if we were at market for a lot of that, that things would be in a lot worse shape than they are given the price of power that we see.

Again, we continue to manage around this. It’s become a little bit more complicated, as you might guess, not only because of the price of power but as it relates to all the noise and political issues associated with the unit relicensing. That’s caused us to have to change some of our products and services. We’ve done a very good job of actually not only managing the risk around — are those plants going to be there with the license, are they going to be there with operations — we’ve actually reduced the risk profile of the business while we’ve come up with new products whether it be firm power sales backed by out of the money options as opposed to just purely unit contingent power. Those new products and services have actually mitigated a lot of risks, not only the commodity price risk, but liquidity risk and other risks that you would see that emanate from that activity.

The other thing that’s helped is the acquisition of RISEC in our portfolio of assets in New England. So we have some capability to operate those differently than we would have when we had either one or two discrete units. We’ve got three units. They’re all about the same size. One of them is dispatchable, one of them is gas. So we’ve got that ability to manage that portfolio differently than what we would have done in the past with purely base load nuclear power plants going forward.

As it relates to Entergy overall and the way we think about the business, if you think about the point of view in the portfolio management versus operational excellence, if you think about the things that we’ve been trying to accomplish over the years, really even as things change around us, that strategy, that point of view, those thinking isn’t going to change. We continually look across functions. We continually look across asset classes, across companies and try to figure out not only what’s the best way to operate each individual one of those — is there a better way to structure it? Is there a way to get more value out of it? Is there a way to make it more efficient?

So if you think about what we attempted to do with the merchant generation business, if you think about what we’re attempting now to do with the transmission business, the thought process doesn’t change, just how you structure, how you finance, how you hold, how you own. Those sorts of things change as the market changes around us, what businesses we’re in, what businesses we understand, and how we structure them, and how we own them.

So as we look at these, we continue to look across, for example, the EWC fleet and try to think, is there a better way to structure it, is there a better way to own it, is that the right collection of assets, do we need more assets, different assets? Do we swap the assets out? Are there joint ventures that we can do? Things like that. Obviously, the price of power and all the things that are going on in Vermont and New York make that more difficult than it would already be. If we were attempting to do that in a normal environment, something that we haven’t seemed to have a lot of, at least in the 30 years I’ve been doing this.

At the end of the day, all of that is geared towards making sure that we maintain solid financial footing, good credit metrics, the ability to take advantage of opportunities and protect ourselves against times like now when you see a situation where the price of power has dropped considerably so there’s a big chunk of revenue out of the picture. How we tee ourselves up financially, actually, three, four years ago is what gets us through these types of periods, as well as allows us to take advantage of opportunities like the RISEC plant or something else that may come about. Going forward, and to fulfill the objectives that we always have of returning value to shareholders in the form of earnings growth, total shareholder return, $11 billion over the last 13 years of dividends and share repurchases. It’s something that we want to continue and our strategies are geared up to attempt to do that going forward.

And we manage all the opportunities and challenges that we have with just that objective. So the things that you see out of us today, whether it’s ITC, and MISO, the acquisition of RISEC, the way we handle the portfolio within the utility and the acquisition strategy and/or construction strategy there, that doesn’t stop. We’ve had more things going on and we hope to have more things going on over the course of the next several years to continue down that path to be able to not only operate the system to the best of our ability, but to manage it from a portfolio aspect in a way that creates value for our customers and all our stakeholders.

If we look at where we sit today and if you were to think about those two businesses that we’re in, the utility as we sit here, the fundamentals are pretty strong. We’ve got some good regulatory constructs. It’s been earning decent returns. Got some work to do around the regulatory constructs there, particularly in Texas, but we continue to work our way to have solid returns and manage that risk well. We’ve got a significant capital profile associated with the utility as it sits here today in all three segments of the business, as it will sit here once we get the ITC deal done, we’ll be able to focus just on the generation and the distribution piece. And again, the generation piece is the significantly larger portion of that CapEx footprint going forward than what transmission is.

Our regulatory constructs are working as it relates to that portfolio supply plan and where we are in the regulatory process, there may be some real game-changing opportunities for our customers and for all of you as it relates to MISO and the ITC transaction going forward. Certainly, EWC is a bit of a different story. EWC, with the declining price of power and all the noise around the units, it’s a little bit more difficult to manage. I know it’s a little bit more difficult for you to think through, to hear about, to value. I’ve read what people like Jonathan write, and I’ve heard the questions from all of you. We know that that uncertainty weighs on you.

Our objective is to eliminate those uncertainties as much as we can. One way to do that is to operate those plants well, which we do. Another way to do it is to manage the portfolio well. Again, that’s how we hedge, how we manage it given the acquisition, for example, of RISEC, and anything else we can do with it to make sure that we not only preserve the value of that option, but enhance the value of that option wherever we get the opportunity, and take advantage of what might come down the road as the price of power firms up, and as we start to resolve some of these uncertainties going forward.

That sums it all up for me and I don’t know if we have time for a question or two.

Jonathan Arnold—Deutsche Bank—Analyst

I think we have a few minutes. If I could just start with one, I’d like to ask, how critical is FERC policy on allowed ROE for transmission to the transaction with ITC? And can you share with us at all how you’re going to determine what gets filed for by the Transcos? Because if I remember the merger agreement right, they have some kind of an out if it doesn’t come back more or less as filed. But I’m more interested in, how are you going to decide what to file for?

Leo Denault—Entergy Corporation—EVP and CFO

Well, I’m not going to get too much into what we’re going to file.

Jonathan Arnold—Deutsche Bank—Analyst

But the process, who decides?

Leo Denault—Entergy Corporation—EVP and CFO

But it will be collaborative when we look at — with us and ITC — in terms of what that looks like. Certainly, it’s got to work for both parties and if you think about FERC regulation around transmission, it’s geared towards providing a basis for the big capital program that they believe and the federal policy believes is needed. The infrastructure for transmission that the federal government would tell you is third world, that they required legislative action through the Energy Policy Act, what Congress wanted, what they gave FERC the mandate to do was to try and build out that system. What FERC has done to support that policy is provide credit support through constructive regulation and provide a financial certainty through constructive regulation that allows people to actually do that.

Our transaction is an outgrowth of that policy and actually you would think it is perfectly down the fairway about what FERC should want to see happen, because they’ve made a construct that makes, again, for us, a negative free cash flow business worth doing for someone else, frees up capital for us, and credit capacity to concentrate on the generation footprint. It’s a pretty important thing to do. And I think what ultimately FERC will have to come down on is do they continue to support the model that supports the capital needs of the infrastructure that they have the mandate to actually help build out. So we think that ultimately FERC is going to be constructive in that, we’re going to work with ITC towards what those filings look like and certainly keep our eye on what’s going on in things like in the Northeast, et cetera, where people are challenged.

Jonathan Arnold—Deutsche Bank—Analyst

Okay, let’s someone else go. Ashar.

Ashar

Leo, can I just ask you, as we go and file in the summer for change of control, have you thought of, because it seems like the regulators are going to get there, you know they’re going to ask for something in return for that. But have you thought of asking for also change of control on the generation? So in case ever the power prices paradigm changes and we got stuck, in the last time in New York and all that, we could at least have gotten that approval from all the states that we don’t need to go through New York and all those paths. And if there’s an opportunity that comes down the road of having a separate generation company, we could have gotten that done with you know the states, getting approval from states as we’re going to Transco. Have you thought of asking for that as well with the transmission or why wouldn’t you ask for that?

Leo Denault—Entergy Corporation—EVP and CFO

Are you asking about the change in control of the generation in Louisiana, Arkansas, and Mississippi?

Ashar

No. Change, if I remember right, the last transaction we could have done it two ways. We could have either have asked for the states, their approvals to get rid of EWC assets and have that as a separate company. Or we could have gone to the different, the way we went through was to go through New York and all that. We could have done it two ways, if I remember where —

Leo Denault—Entergy Corporation—EVP and CFO

You’re talking about separating the utility versus separating the merchant business?

Ashar

Yes, separating the merchant business.

Leo Denault—Entergy Corporation—EVP and CFO

That’s not on the plate at the moment. We’ve got a lot of regulatory things going on with the states right now. We need to get the MISO done and we need to get ITC done, plus the rate cases and things like that. That’s a whole different ballgame.

Ashar

Okay, and if I can just follow-up on that, at what price does the ITC transaction, because we don’t have the numbers and all that, but can you share with us, at what price does it become break even from — for ETR shareholders?

Leo Denault—Entergy Corporation—EVP and CFO

That’s probably not something –I mean that’s not something I have for you. You mean in terms of exchange ratio, or?

Ashar

Well we know the thing, right, that the stock price of ITC goes down, at some point the transaction becomes break even or diluted for ETR shareholders?

Leo Denault—Entergy Corporation—EVP and CFO

We haven’t gotten into any of that.

Ashar

Do you know when we will get to see the pro forma financials, sometime what in the third quarter or?

Leo Denault—Entergy Corporation—EVP and CFO

When we get into the filings and we have to make our SEC filings then you’ll see proformas from the stand-alone transmission business. We’ll have to make those filings when we create the Transco to spin that off.

Ashar

So that’s expected when, later in the year?

Leo Denault—Entergy Corporation—EVP and CFO

Yes.

Jonathan Arnold—Deutsche Bank—Analyst

Do we have anyone else? That’s more or less at time. So seeing none, Leo, thank you very much.

Leo Denault—Entergy Corporation—EVP and CFO

Thank you very much.

Jonathan Arnold—Deutsche Bank—Analyst

A pleasure to have you here.

Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2011, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, and other filings made by Entergy with the Securities and Exchange Commission; (ii) the following transactional factors (in addition to others described elsewhere in this presentation and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Transco and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Additional Information and Where to Find It

ITC and Transco will file registration statements with the Securities and Exchange Commission (“SEC”) registering shares of ITC common stock and Transco common units to be issued to Entergy shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions. ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about Transco and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.